UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 25 February 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALINGS IN SECURITIES
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited
("the Listings Requirements") we hereby advise that Mr NJ Holland and Mr P Schmidt, directors of Gold Fields Limited, Mr JH Pauley a director of a major subsidiary Gold Fields
Orogen BVI Limited, Messrs NA Chohan, M Preece, and P Matete, directors of Gold Fields
Operations Limited & GFI Joint Venture Holdings (Pty) Limited, and Messrs S Mathews,
A Munt, CW Du Toit, P Woodhouse, all directors of a major subsidiary, Gold Fields Australasia
Pty Ltd, Ms TL Harmse, acting Company Secretary, Mr A Baku a director of major subsidiary
Gold Fields Ghana, and Mr L Rivera a director of La Cima have exercised and took ownership of their Performance and/or Retention Shares which were awarded in terms of the Gold Fields
Limited 2012 Share Plan as amended.
Name
NJ Holland
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 375,725
Class of Security Ordinary shares
Market Price per share R94.5572
Total Value R35,527,503.97
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
NJ Holland
Nature of transaction Off market vesting of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 290,351
Class of Security Ordinary shares
Market Price per share R93.9135
Total Value R27,267,878.64
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
P Schmidt
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 321,854
Class of Security Ordinary shares

Market Price per share R95.3481
Total Value R30,688,167.38
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
JH Pauley
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 120,971
Class of Security Ordinary shares
Market Price per share R95.3481
Total Value R11,534,355.01
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
NA Chohan
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 59,349
Class of Security Ordinary shares
Market Price per share R95.3481
Total Value R5,658,814.39
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
NA Chohan
Nature of transaction Off market vesting of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 68,284
Class of Security Ordinary shares
Market Price per share R93.9135
Total Value R6,412,789.43
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
M Preece
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 13,905
Class of Security Ordinary shares
Market Price per share R93.9135
Total Value R1,305,867.22
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
P Matete
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020

Number of shares 31,387
Class of Security Ordinary shares
Market Price per share R95.3481
Total Value R2,992,690.81
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
S Mathews
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 193,559
Class of Security Ordinary shares
Market Price per share R95.3481
Total Value R18,455,482.89
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
A Munt
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 76,455
Class of Security Ordinary shares
Market Price per share R95.3481
Total Value R7,289,838.99
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
CW Du Toit
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 82,903
Class of Security Ordinary shares
Market Price per share R95.3481
Total Value R7,904,643.53
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
P Woodhouse
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 77,764
Class of Security Ordinary shares
Market Price per share R95.3481
Total Value R7,414,649.65
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
TL Harmse
Nature of transaction On market sale of shares in
terms of the above scheme

Transaction Date 19 February 2020
Number of Shares 131,227
Class of Security Ordinary shares
Market Price per share R94.5572
Total Value R12,408,457.68
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
A Baku
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 415,852
Class of Security Ordinary shares
Market Price per share R95.3481
Total Value R39,650,698.08
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
L Rivera
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 19 February 2020
Number of Shares 120,928
Class of Security Ordinary shares
Market Price per share R95.3481
Total Value R11,530,255.04
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.
Date 24 February 2020
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 25 February 2020
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer